Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										Forty Weeks Ended
	December 30, 2000		December 29, 2001		December 28, 2002		January 3, 2004		January 1, 2005		October 8, 2005
Fixed Charges:
Interest expense on indebtedness	$34,848		$35,506		$30,429		$34,729		$27,181		$18,684

Rent expense (1/3 of total rent expense)	8,405		8,803		8,595		9,838		9,901		7,878

Total fixed charges	$43,253		$44,309		$39,024		$44,567		$37,082		$26,562

Earnings:
Income before provision for income taxes	$27,499		$36,292		$50,132		$51,933		$19,199		$45,502

Fixed charges	43,253		44,309		39,024		44,567		37,082		26,562

Total earnings	$70,752		$80,601		$89,156		$96,500		$56,281		$72,064

Ratio	1.64	x	1.82	x	2.28	x	2.17	x	1.52	x	2.71	x